Exhibit 99.47

[REDACTED VERSION]

Engineering, Procurement and Construction Agreement

New York Solar Project:

5701 Bowman Road, Town of Manlius, East Syracuse, Onondaga County, NY 13057

This Engineering, Procurement and Construction Agreement (the “Agreement”) is made and dated as of June 19, 2023, between Abundant Solar Power (M1) LLC, a Delaware limited liability company (“Contractor”), and Solar Advocate Development, LLC, an Ohio limited liability company (“Owner”). Each of Owner and Contractor may be referred to individually as a “Party”, and together they may be referred to as the “Parties”.

Recitals

A.	Owner is an Ohio limited liability company which engages in the ownership and operation of solar energy assets.

B.	Contractor is a Delaware corporation which engages in the development, engineering, procurement, construction, and operations of solar energy facilities.

C.	Owner desires to construct and operate 5.7 MW-DC/4.35 MW-AC solar energy facilities located in the Town of Manlius, Onondaga County, New York (“Facility”) and Contractor is willing to perform development, design, engineering, construction work to bring the Facility to commercial operation, all pursuant to contract with Owner. Contractor is also willing to operate the Facility commercially under separate agreement with Owner.

D.	Owner intends to finance the ownership of the Facility through internal capital and/or bank financing.

E.	Contractor is further willing to act on behalf of Owner by coordinating and enforcing the Subcontractor Protections as set forth in this Agreement.

F.	The Project requires permits from applicable governmental authorities (“Authorizations”).

G.	Owner desires that Contractor perform on behalf of Owner the duties to act as general contractor for the design, construction, performance of startup and testing of the Facility, and development of the operation manual(s) for the Facility upon the terms and conditions set forth in this Agreement.

H.	Following completion of the Project, Owner will own the Facility, and Contractor will have the potential to operate and maintain the Facility pursuant to an O&M Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the Parties agree as follows.

ARTICLE 1 - DEFINITIONS

1.1 - Definitions.

Capitalized terms used herein shall have the meanings set forth in Schedule I.

ARTICLE 2 - REPRESENTATIONS

2.1 - Representations by Contractor. Contractor represents that:

2.1.1 Organization and Qualification. Contractor is a corporation duly organized and validly existing under the laws of Delaware. Contractor has all necessary power and authority to carry on its business as presently conducted and to enter into and perform its obligations under this Agreement.

2.1.2 Authorization, approvals, no defaults. The execution, delivery and performance of this Agreement by Contractor (1) has been duly authorized by all requisite company action, (2) to the best of Contractor’s knowledge will not conflict with any provisions of applicable Law, and (3) will not conflict with any legal or contractual obligation to which it is a party or by which it or its property is affected.

2.1.3 Enforceability. This Agreement constitutes the legal, valid and binding obligation of Contractor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally.

2.1.4 Legal proceedings. There is no action, suit or proceeding, at law or in equity, or official investigation by or before any governmental authority, arbitral tribunal or any other body pending or, to the knowledge of Contractor threatened, against or affecting Contractor or any of its properties, rights or assets, which could reasonably be expected to result in a material adverse effect on Contractor’s ability to perform its obligations under this Agreement or on the validity or enforceability of this Agreement.

2.1.5 Site Inspection. Contractor and Contractor’s agents and representatives have visited, inspected and are familiar with the Site, its physical condition, roads, access rights, utilities, topographical conditions and air quality conditions, except for unusual or unknown surface or subsurface conditions, or unusual or unknown soil conditions, and have performed all reasonable investigations necessary to determine that the Site is suitable for the construction and installation of the Facility, and are familiar with the local and other conditions which may be material to Contractor’s performance of its obligations under this Agreement (including, but not limited to transportation, seasons and climates, access, the handling and storage of materials and fuel and availability and quality of labor and materials).

2.1.6 Necessary Rights. Contractor owns or will obtain the legal right to use all patents, rights to patents, trademarks, copyrights and licenses necessary for the performance by Contractor of this Agreement and the transactions contemplated hereby, without any material conflict with the rights of others.

2.1.7 Approvals. Contractor has obtained and is in compliance with all Governmental Authorizations (other than Governmental Authorizations listed in Schedule VIII, which Contractor will obtain as indicated in that schedule) that Contractor is required to obtain hereunder and for the valid execution, delivery and performance by Contractor of this Agreement, and all such legal entitlements are in full force and effect.

2.1.8 Qualification. Contractor (including where applicable, through its relationships with Subcontractors and its Affiliates) possesses the know-how and wherewithal to oversee the design, engineering, procurement and construction work needed to complete construction of the Facility.

2.2 - Representations by Owner. Owner represents that:

2.2.1 Organization and qualification. Owner is a limited liability company duly organized and validly existing under the laws of Ohio. It has all necessary power and authority to carry on its business as presently conducted, to own or hold its properties, and to enter into and perform its obligations under this Agreement.

2.2.2 Authorization, approvals, no defaults. The execution, delivery and performance of this Agreement by Owner (1) has been duly authorized by all requisite company action; (2) to the best of Owner’s knowledge will not conflict with any provisions of applicable Law, and (3) will not conflict with any legal or contractual obligation to which it is a party or by which it or its property is affected.

2.2.3 Enforceability. This Agreement constitutes the legal, valid and binding obligation of Owner in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally.

2.2.4 Legal proceedings. There is no action, suit or proceeding, at law or in equity, or official investigation by or before any governmental authority, arbitral tribunal or any other body pending or, to the knowledge of Owner threatened, against or affecting Owner or any of its properties, rights or assets, which could reasonably be expected to result in a material adverse effect on Owner’s ability to perform its obligations under this Agreement or on the validity or enforceability of this Agreement.

ARTICLE 3 - THE WORK

3.1 - Scope of Work. Contractor shall provide or perform the Work or cause the Work to be provided or performed, in accordance with the terms of this Agreement. Without limiting the foregoing, the Work shall include conducting, performing, providing or procuring when and as necessary to permit progress of the Work to proceed in accordance with the Project Schedule:

3.1.1 all design and engineering activities and services necessary to conduct the Work and complete the Facility in accordance with this Agreement and Contractor’s obligations under the Facility Lease;

3.1.2 all design and engineering activities and services necessary to obtain all required permits for the construction and operation of the Facility;

3.1.3 all construction activities and services necessary to conduct the Work and complete the Facility in accordance with this Agreement (including Site preparation, excavation and grading and proper disposal of all excavated materials if and as required in connection with performance of the Work);

3.1.4 all materials necessary to conduct the Work and complete the Facility in accordance with this Agreement (including all necessary transport thereof);

3.1.5 all work forces necessary to conduct the Work and complete the Facility in accordance with this Agreement (including all skilled and unskilled labor, supervisory, quality assurance and support service personnel);

3.1.6 all documents required to direct Owner’ personnel in the proper start-up, operation and maintenance of the Facility, including, without limitation, the Equipment Instruction Manual and all as-built drawings and as-built wiring diagrams (in digital format capable of generating reproducible hard copies, stamped by an Engineer registered in the jurisdiction of the Facility).

3.1.7 all training of Operator adequate to allow Operator to assume responsibility for dispatch and control of the Facility;

3.1.8 all other activities, services and items, whether or not specifically described above, in Schedule VII or elsewhere in this Agreement, if such performance, provision or procurement is necessary for a complete and operable Facility; provided, that Contractor shall not be responsible for performing, providing or procuring those activities, services and items for which Owner bear express responsibility pursuant to Article 5;

3.1.9 all design, engineering, materials, work forces needed to perform the Acceptance Tests; and

3.1.10 all activity necessary to enable Contractor to achieve the agreed service Date on or before December 31st, 2023.

ARTICLE 4 - CONTRACTOR’S RIGHTS AND RESPONSIBILITIES

4.1 - Engineering, Procurement and Construction of the Facility; Performance of the Work. Contractor, on behalf of the Owner, shall act as the general contractor for the Project and shall be solely responsible for the engineering, procurement and construction of the Work, including, without limitation, the overall oversight and coordination of construction of the Facility in accordance with: (a) the Specifications; (b) the Authorizations for the Facility; (c) the terms of this Agreement; (d) the Traffic Control Plan, the Safety Plan and the Security Plan; and (e) all applicable Laws. Contractor shall coordinate the activities of Engineer, PM/CM, the Prime Subcontractors, the Safety Director1, the QA/QC Director2 and other persons providing labor and materials to the Project to design, engineer and procure the equipment and materials for and complete the construction of the Facility and act as the interface between the Owner and such persons all in accordance with applicable Law and Good Utility Practice.

4.2 - Retention of Qualified Subcontractors and Suppliers. Contractor may subcontract any portion of the Work to one or more Subcontractors and Suppliers. Owner shall have the right to present to Contractor, within the time period specified in Section 16.20 of this Agreement, any objections or concerns they have regarding such proposed Subcontractors and Suppliers, which objections and concerns shall be duly considered by Contractor; provided, however, that the final decision and responsibility as to whether to contract with any particular Subcontractor or Supply shall reside with Contractor.

4.2.1 Project Engineer. Contractor shall retain an engineer for the Project (“Engineer”) or perform the duties of the Engineer. Engineer or Contractor shall be retained under a separate Engineer’s Contract. The Engineer’s Contract shall include, among other terms and conditions: (a) the requirement that Engineer dedicate a competent team of professionals to perform the services required under Engineer’s Contract and keep that team available to the Project for the duration of Engineer’s Contract (which shall not end prior to the Commercial Operation Date); and (b) commercially reasonable levels of professional liability insurance protecting against errors and omissions of Engineer and Engineer’s employees and agents. Engineer shall have the primary design responsibilities with respect to the Project. Engineer’s role and responsibilities shall be more particularly set forth in Engineer’s Contract. If Contractor undertakes to perform the duties of the Engineer, Contractor shall have the same obligations defined for inclusion in the Engineer’s Contract.

1 The site control and safety will be assured by the main subcontractor acting as the general contractor on site.

2 The QA/QC Director role will be assured by the project engineer of record (LaBella) overseeing the subcontractor’s QC personnel.

4.2.2 Project Manager/Construction Manager3. Contractor shall retain the project manager/construction manager for the Project (“PM/CM”) or perform the duties of the PM/CM. PM/CM or Contractor shall be retained under a separate PM/CM’s Contract. At a minimum, the PM/CM’s Contract shall obligate the PM/CM to (a) create and update the Project Schedule, subject to Owner’s approval; (b) monitor and oversee the performance of all Subcontractors and suppliers to keep the Project moving towards completion in accordance with the Project Schedule; (c) review and recommend whether to pay of all invoices submitted by Project suppliers and Subcontractors and review the work related thereto, to confirm that the work for which payment is requested has been performed; (d) inspect the Work as completed to confirm that it was constructed in accordance with the Specifications and performed to the required standard of care; (e) comply with the Safety Plan; and (f) inform Contractor and the Owner regarding the progress and quality of the Work, as necessary to enable them to perform their respective functions under this Agreement. PM/CM shall further have the role and responsibilities with respect to the Project, as are more particularly set forth in the PM/CM’s Contract.

4.2.3 Major Equipment Suppliers. Contractor, with the assistance of PM/CM, will select the persons to supply the major equipment systems for the Project. (collectively, the “Major Equipment Suppliers”). Contractor and PM/CM, after consultation with Owner, will select the Major Equipment Suppliers through a process that evaluates, among other things, the cost, performance specifications, environmental impact, performance history, and demonstrated performance of their installed equipment. Contractor will negotiate commercially reasonable forms of contracts with the Major Equipment Suppliers, which forms shall include commercially reasonable terms and conditions, including warranties, performance guarantees and liquidated damages.

4.2.4 Prime Subcontractors. Contractor shall retain the major construction subcontractors (“Prime Subcontractors”) for the Project. Contractor, with the assistance of PM/CM, will select the Prime Subcontractors by an evaluation process that evaluates potential candidates based upon relevant criteria, including experience, reputation, and demonstrated success in relevant construction projects. Each Prime Subcontractor Contract shall also give Contractor the right to inspect and review that Prime Subcontractor’s audited financial statements, payroll records and other relevant information related to its invoices to Contractor.

4.2.5 Quality Control/Quality Assurance. Contractor shall retain a qualified person or firm to be responsible for quality control and quality assurance of the completed Work (the “QA/QC Director”), subject to the approval of Owner, not to be unreasonably withheld. The QA/QC Director shall be responsible, among other things, for developing procedures for testing materials, the oversight of materials testing, inspecting field assembled equipment (such as quality control of welding procedures and welding testing), verifying QA/QC of materials used in the manufacture of major equipment and verifying that all equipment and materials delivered to the Site meet the specifications of Engineer.

3 Abundant will assign a local representative to act as a PM.

4.2.6 Safety Director4. Contractor shall retain a qualified person or firm to serve as the safety director for the Project (the “Safety Director”), subject to the approval of Owner, not to be unreasonably withheld. If required by either Owner’s or Contractor’s insurance provider, such Safety Director shall have the qualifications and authority necessary to support the issuance of the required insurance for the Project. The Safety Director shall be responsible to observe and enforce safe practices at the Site and related support facilities.

4.3 Sales & Use Tax. Contractor shall pay, and invoice to Owner all sales, consumer, use, gross receipts, and other similar taxes, special assessments and other fees in accordance with applicable Law.

4.4 Investigation of the Site.

4.4.1 Contractor acknowledges that it has reviewed the Land Easement and has made reasonable efforts to investigate the physical conditions affecting the Site, consistent with the access that has been to Contractor and its agents.

4.4.2 Contractor shall ascertain the nature of the Site consistent with the access that Owner has granted to Contractor and its agents and the general and local conditions that may affect the Site and the cost of making the Site fit for the construction of the Facility, provided however, that Contractor makes no representation or warranty as to (a) any environmental matters that may exist, including without limitation, any surface or subsurface contamination at the Site, except such surface or subsurface contamination found in soil boring testing and subsurface water testing previously conducted by or on behalf of Contractor; (b) the use or contents of any of the buildings that Contractor has been asked to demolish or remove from the Site, except such use or contents revealed by soil boring testing and subsurface water testing previously conducted by or on behalf of Contractor; (c) any subsurface conditions of the Site; (d) any matters not disclosed in Owner-provided drawings or other information provided to Contractor by Owner on which Contractor has reasonably relied; or (e) any conditions at any off-Site areas or facilities previously provided by Owner with respect to the Facility.

4.4.3 Except for environmental conditions and subsurface or other conditions that could not have reasonably been discovered by a reasonable inspection of the Site within the scope of access afforded Contractor by Owner, Contractor is responsible for accommodating all Site conditions in the Specifications for and construction of the Facility, regardless of when the Site condition is discovered, but shall not be responsible for (a) subsurface or other conditions that could not be discovered by a reasonable inspection of the Site, consistent with the limitations on access provided by Owner; (b) any conditions of the off-Site Lay Down Areas, the Soil Disposal Area, the Easement Areas or other staging areas for the Work provided by Owner, except to the extent that such conditions were disclosed by the drawings and other information provided by Owner to Contractor. Notwithstanding a failure by Contractor to perform its Site investigation due diligence consistent with the access Owner has granted under this Section 4.4, Contractor (except as expressly provided otherwise in Section 7.2.4 of this Agreement) shall be responsible for successfully constructing the Facility without adjustment of the EPC Price.

4 The prime Subcontractor will be assuming the General contractor role on site and be responsible for safety.

4.5 - Hazardous Substances; Erosion.

4.5.1 Contractor shall be responsible for assuring that all Hazardous Substances transported to or from, moved, or used or stored upon, the Site in connection with Contractor’s performance of its obligations under this Agreement are transported, moved, used or stored in accordance with applicable Law. Contractor shall further assure that all Hazardous Substances are disposed of in accordance with applicable Law. Any costs of clean up, transportation, treatment, storage or disposal of Hazardous Substances, other than those Hazardous Substances identified in the soil boring testing and subsurface water testing previously conducted by or on behalf of Contractor, that were on or under the Site prior to the commencement of the Work shall be the sole responsibility and expense of Owner.

4.5.2 Contractor shall be responsible for assuring that all waste generated in the performance of its obligations under this Agreement and all waste transported to or from, moved or used or stored upon the Site by Contractor or any other person for whom Contractor is responsible, within the scope of Contractor’s performance of this Agreement, is handled in accordance with applicable Law. Contractor shall cause the affected Subcontractors to manage and dispose of the waste in compliance with applicable Law and Good Utility Practice.

4.5.3 Contractor shall be responsible to see that all sedimentation, erosion control, and siltation within or adjacent to the Site caused by Subcontractors is conducted in accordance with applicable Law. In the event Contractor fails to prevent such sedimentation, erosion or siltation from occurring in violation of applicable Law, Owner shall have the right, after notifying Contractor and providing it an opportunity to cure of not less than seven (7) Business Days, to correct such pollution or siltation. All expenses incurred by the Owner in the course of such correction shall be credited against payments owed to Contractor.

4.6 Compliance with Laws In carrying out its duties hereunder, Contractor shall comply with all applicable Laws, including without limitation, all Laws relating to health, safety or the protection of the environment. Owner shall have no responsibility for any costs of environmental compliance or remediation to the extent caused by the negligent acts and omissions or intentional or willful misconduct of Contractor or any of Contractor’s employees or agents, including, without limitation, all Subcontractors and Suppliers.

4.7 Traffic Control Plan. Contractor shall work together with Owner to develop a comprehensive traffic control plan for the Project (“Traffic Control Plan”), to assure all persons supplying the Work prompt and safe access for deliveries to the Site, while minimizing disruption to the surrounding area its regular activities or scheduled events. Without limitation, the Traffic Control Plan shall provide, as required by the surrounding areas and its activities: (a) for off-site parking for construction personnel and transport of such personnel to the Site; (b) a general prohibition on deliveries of Major Equipment to the Site during the hours of 9pm to 4am; (c) that Contractor shall use its reasonable efforts to arrange for deliveries of Major Equipment during Business Days between 7am to 5pm; and (d) that it shall be consistent with any traffic control requirements set forth in any Governmental Authorization. Owner shall use good faith efforts to assist Contractor in the development of this plan and to assist in gaining for Contractor access to roads and other transportation facilities necessary for timely and cost-effective completion of the Project. When available, the draft traffic control plan shall be presented to Owner for review and approval. Contractor acknowledges that it has studied the Site, railroads, surrounding streets and highways and Contractor can transport all equipment to the Site and all costs associated with the transportation and unloading of the equipment are included in the EPC Price, provided that access to the Site is available to Contractor and the Subcontractors at all reasonable times and in accordance with the Traffic Control Plan.

4.8 Safety Plan. Contractor, in conjunction with PM/CM, Safety Director and the Prime Subcontractors for the Project shall develop a comprehensive safety plan to establish and maintain appropriate safety rules and procedures in connection with the performance of this Agreement (the “Safety Plan”). Such Safety Plan shall require, among other things that Contractor and Owner satisfy any safety requirements of the insurers for the Project.

4.9 Security Plan. Contractor shall establish appropriate security measures to maintain the security of the Site and protect the Work in progress (the “Security Plan”). The Security Plan shall comply with all requirements of the insurers for the Project and shall address the reasonable concerns of the Owner.

4.10 Construction and Storage Confined to Permitted Areas. Contractor and the Subcontractors and suppliers shall confine construction activities and storage to the Site, to the Lay Down Areas provided by Owner as more particularly depicted on the diagram attached hereto as Schedule V (the “Lay Down Areas”), to the area designated by Owner for soil disposal (the “Soil Disposal Area”), to temporary and permanent easements that are reasonably necessary for the construction, operation, maintenance and repair of the Project and support facilities for the Project, that have been provided or are in the future provided by Owner (the “Easement Areas”) and to other areas that may hereafter be provided by Owner or other persons for such purposes.

4.11 Construction Office; Records. Contractor shall maintain a temporary construction office per two Sites during the course of construction of the Facility. Contractor shall maintain at such office a copy of the Specifications, together with construction-related drawings that are developed during the course of the Project. Contractor agrees to provide space for the Safety Director in the temporary construction office. Contractor agrees to remove the temporary construction office from the Site within six months after the Commercial Operation Date. Contractor shall further maintain an electronic data room (i.e., Dropbox account) , which during the Term of this Agreement and the 24 months following the Commercial Operation Date shall serve as a repository for all documents relating to the Project. Contractor shall provide Owner full access to such records during regular business hours in accordance with the procedures set forth in Section 5.4.4.

4.12 No Liens. Contractor shall be responsible to see that all equipment and materials incorporated into the Work that are purchased by Contractor or by any Subcontractor to the Project shall not be subject to any chattel mortgage, conditional sales contract, or security agreement under which an interest or lien is retained; provided, however, that such equipment and materials may be subject to the security interest of the vendor, to secure the payment of the purchase price of the affected equipment and materials, so long as such security interest is terminable upon payment in full and Contractor causes good title to such equipment and materials, free and clear of such security interest to be conveyed to Owner on or before the date of Final Payment. Contractor shall, as a condition precedent to payment, provide lien waivers to Owner before final payment is required to be made by Owner.

4.13 Compliance with Authorization Requirements. Contractor will familiarize itself with and comply with any applicable requirements of all Government Authorizations for the Facility, including without limitation, requirements pertaining to environmental protection, noise abatement, erosion, traffic control, and parking.

4.14 Patents. Contractor shall, at its sole expense, pay or use reasonable efforts to ensure that its Subcontractors and Suppliers pay all royalties, license fees or other costs incident to their use in the performance of the Work of any invention, design, process, product, or device that is the subject of patent rights or copyrights held by others.

4.15 Inspections; Defective Work. Contractor shall communicate regularly with PM/CM regarding PM/CM’s inspection of completed portions of the Work for conformity with the Specifications and for freedom from defects. Contractor shall accompany PM/CM on such inspections as necessary under the circumstances. In the event that PM/CM notifies Contractor of defective work that: (a) has the potential to have a material impact on the Cost of the Work or the Project Schedule; or (b) indicates a systemic problem (i.e., a persistent, widespread and/or material problem for the Project) with any piece of equipment, any portion of the Work, or the performance of any Major Equipment Supplier or Subcontractor, Contractor shall within 3 Business Days notify and provide relevant information to the Owner. Such information shall include the nature and extent of the problem, the cost and delay associated with the defective Work (if known), and the steps that Contractor and PM/CM are taking to remedy the defective performance, including any remedies that they are pursuing under the applicable contract.

4.16 Contractor Responsibility to Owner. Contractor covenants that in carrying out its duties on behalf of Owner under this Agreement, Contractor will at all times proceed in accordance with Good Industry Practice, will protect the interests of Owner in any dealings with Contractor’s affiliates .

4.17 Facility Start Up and Acceptance Testing. Contractor shall be responsible for coordinating all tasks and responsibilities associated with Acceptance Testing and Facility Start Up.

4.17.1 Testing Methodology. The testing methodology for Acceptance Testing is set forth in Article 11 and in Schedule III.

4.17.2 Acceptance Standards; Consequences of Under-Performance. The Acceptance Tests for the Work and the consequences for the Work falling short of the Acceptance Test Capacity Guarantee standards are set forth in Article 11 and Schedule III.

4.18 Other Authorizations. Except for the Governmental Authorizations, Contractor shall be required to obtain all other Authorizations (e.g., street opening permits, plumbing permits, etc.) required for the performance of the Work.

4.19 Confidentiality. Contractor shall make available to Owner any record produced or collected under this Agreement. Owner agrees to treat as confidential materials that Contractor reasonably identified, and clearly designated, as confidential. Owner agrees that if it shall receive an order (in whatever form) compelling it by Law to disclose any such confidential record produced or collected under this Agreement, it shall (to the extent permitted by Law) afford Contractor, and any Subcontractors who were the source of the requested record, notice of such request to afford Contractor or such others an opportunity to contest the order.

4.20 Insurance. Contractor shall obtain and maintain insurance as set forth in Schedule II.

4.21 Contractor Guarantee. On the Effective Date, Contractor shall obtain and deliver a guarantee from Abundant Solar Power Inc. (“Parent Guarantee”) of performance for the obligations of Contractor, in the form of Schedule IX. The obligations of Owner pursuant to Article 5 hereunder are expressly conditioned upon the receipt of such Parent Guarantee.

ARTICLE 5 - OWNER’ RIGHTS AND RESPONSIBILITIES

5.1 Transfer of Control Responsibility to Owner. On the Commercial Operation Date, Owner, through Operator and in accordance with the terms of a separate O&M Agreement, shall assume sole responsibility for the dispatch and control of the Facility. except that Contractor shall have the right and obligation to (a) provide technical, operational and general supervisory guidance, (b) complete any remaining Punch List items on a schedule that is mutually agreeable to the Parties; and (c) otherwise perform its remaining obligations under this Agreement.

5.2 Owner’s Responsibilities During the Project. Owner shall:

5.2.1 Make payment of the Cost of the Work in accordance with Article 9.

5.2.2 Require employees and agents to abide by all rules applicable to the Site and the Facility, including but not limited to rules pertaining to safety, security procedures or requirements, and designated entrances.

5.2.3 Reasonably cooperate with Contractor and provide any other assistance reasonably necessary to enable Contractor to perform the Work as required hereunder.

5.2.4 Provide adequate temporary construction easements and permanent easements for the Facility and any necessary support facilities for the Facility.

5.2.5 At all times promptly respond, including making appropriate representatives available with decision-making authority, to any reasonable requests by any of the Parties to this Agreement for meetings, for review and comments regarding relevant documents provided to them for review and comment.

5.2.6 At all times, use commercially reasonable efforts to proceed in a manner that supports the Project Schedule.

5.2.7 Promptly take all actions reasonably requested by Contractor to assist Contractor in obtaining any Authorizations for the Facility.

5.2.8 Not unreasonably withhold their support from other actions reasonably requested by Contractor to promote the timely completion of the Facility or to promote the completion of the Facility within the Project budget.

5.3 Denial of Authorizations. Subject to the specific rights and obligations of the Parties set forth in Section 7.2.4 and Article 14, if Contractor or Owner is denied a required Authorization, or any such Authorization is obtained but contains restrictions, qualifications or conditions that would have a material adverse impact on the benefits or obligations of the Parties under this Agreement, the Parties agree to use commercially reasonable efforts, within 30 days of the denial of the required Authorization or issuance of the unduly restrictive Authorization, to reform this Agreement, or to take other mutually agreeable actions (including, for example and without limitation, one Party indemnifying or making whole the other Party), that provide each Party with economic or other benefits that are substantially equivalent to those set forth in this Agreement. If the Parties are unable to so reform this Agreement or agree upon other mutually acceptable arrangements, Section 13.5 (Force Majeure; Failure of Authorizations) shall apply.

5.4 Owner’s Additional Rights and Responsibilities. In addition to its responsibilities as Owner under Section 5.2 of this Agreement, Owner shall have the following responsibilities with respect to the Project:

5.4.1 Financing. Owner will take all actions necessary to obtain the financing it needs to enable it to satisfy its payment obligations under this Agreement.

5.4.2 Inspection of Contractor’s Records . At any time from the execution of this Agreement to 2 years after the Final Completion Date, Contractor (or an Affiliate of Contractor duly designated as the custodian of Contractor’s books and records) shall, upon reasonable prior notice from Owner with respect to the subject matter and schedule, provide a designated representative of Owner during normal business hours with such reasonable access to Contractor’s books and records as is reasonably necessary to enable the person providing notice to review Contractor’s costs incorporated into the Cost of the Work and Contractor’s calculation thereof. Such review shall be at the cost and expense of the person(s) conducting the review. In conducting such review, the person(s) reviewing such books and records shall follow reasonable security procedures designed to protect against the release of trade secrets and other confidential information.

5.4.3 Owner’s Right to Inspect Work. Owner and its agents and employees shall, upon reasonable prior notice to Contractor and subject to adherence to the safety procedures and other procedures and requirements applicable to the Site (including without limitation, and such procedures and requirements established in connection with any insurance coverage obtained in connection with the Project), have access to inspect all Work; provided, however, that any inspection of the Work shall be conducted at a reasonable time and in a manner that does not delay or increase the Cost of the Work by disrupting the Work. Contractor shall have the right to condition such inspection upon the persons conducting the inspection observing procedures to preserve the safety and security of the Site and to comply with any applicable requirements of Project insurers. Notwithstanding any review or inspection by the State of the Work, Contractor shall not be relieved of its responsibility for the design, construction and performance of the Project as expressly set forth in this Agreement solely by virtue of the State’s inspection or review.

5.5 Contractor’s Rights and Responsibilities.

5.5.1 Financing. Contractor will take all actions necessary to obtain the financing it needs to enable it to satisfy its payment obligations under this Agreement.

5.5.2 Government Authorizations. Contractor, on behalf of Owner shall apply for and obtain all necessary Authorizations for the construction and operation of the Facility that are identified by Government Authorities as being required for the Facility, based upon the submitted Engineering Plan for the Facility.

ARTICLE 6 - OWNERSHIP OF ASSETS

6.1 Ownership of the Facility; Risk of Loss. Ownership of the Facility, and of each item of material, equipment, machinery, supplies and other items incorporated therein, shall pass from Contractor to Owner in accordance with the percentage Ownership interest obtained with each payment pursuant to Article 9, except as provided below.

ARTICLE 7 - COST OF THE WORK; PROJECT FINANCING

7.1 EPC Price. The amount the Owner shall be obligated to pay Contractor for completion of the Work in accordance with Schedule VI: Project Budget (“EPC Price”), subject only to the adjustments defined in this Article 7 of this Agreement. Such EPC Price includes land acquisition cost to be paid to a 3rd party by Owner. Owner’s responsibility for the EPC Price shall be adjusted only pursuant to (a) Section 7.2 of this Agreement relating to the EPC Price; (b) the right of the Utility Regulator to affect the Costs of the Work, as set forth in Article 14; (c) the impact of Change Orders made by the Parties as set forth in Article 8, but excluding increases to the Cost of the Work resulting from Change Orders necessary to remedy errors and omissions by Contractor or its Subcontractors; and (d) the final solar system size (Watt, DC).

7.2 Exclusions from the EPC Price. The following items (the “Excluded EPC Costs”) are not covered by the EPC Price and such costs shall be payable by Owner in excess of the EPC Price, except as expressly provided otherwise below: (a) any incremental Cost of the Work resulting from uninsured Force Majeure, which, at Owner’s election, may be shared equally with Contractor, in which case, termination for a Force Majeure Event because of the shared costs shall not be permitted; (b) any increase or decrease in the Cost of the Work resulting from the imposition of additional requirements or reallocation of the Cost of the Work by the Utility Regulator, which shall be handled in accordance with Section 14.l; (c) any increase or decrease in the Cost of the Work resulting from any Change Order made pursuant to Section 8.4, 8.5, or 8.8, which shall be allocated as set forth in such Sections; and (d) any increase in the Cost of the Work resulting from the Owner’s failure to cooperate reasonably with Contractor the other Parties to this Agreement, including without limitation owner’s failure to carry out its duties under Sections 5.2 or 5.4.

7.3 Cost Savings. Owner and Contractor will agree to a Project Budget (further defined in Schedule VI) which the EPC Price will be based on.

ARTICLE 8 - ADDENDA AND CHANGE ORDERS

8.1 General. “Addenda” are changes to the Work before construction begins. “Change Orders” are changes to the Work after construction begins. Addenda and Change Orders shall be handled as follows:

8.1.1 Any Party may request an Addendum or Change Order in writing.

8.1.2 Approval or rejection of Addenda and Change Orders that increase or decrease the Cost of the Work or change in schedule that could have the effect of delaying Mechanical Completion must be approved by Owner and Contractor prior to execution of such Addenda or Change Order.

8.1.3 Addenda and Change Orders that increase or decrease the Cost of the Work shall be approved or rejected in accordance with the procedures set forth in Sections 8.2 and 8.3 and in accordance with the time periods provided for the State in Section 16.20.

8.2 Process. Any of the Parties may request in writing an Addendum or a Change Order consisting of additions to, deletions from, or other revisions to the Work, provided that such changes are within the general scope of the Work. All requests for Addenda or Change Orders by an Owner shall be submitted to Contractor, with copies to PM/CM and Engineer (as appropriate). All requests for Addenda or Change Orders by Contractor shall be submitted to Owner, with copies to PM/CM and Engineer.

8.3 Initial Evaluation of Addendum and Change Order Requests; Applicable Standards. Any Addendum or Change Order request from an Owner shall be evaluated by Contractor, with the input and assistance of PM/CM and Engineer. Each Addendum or Change Order request shall initially be evaluated to determine whether it: (a) adds value to the Facility without increasing the Cost of the Work or delaying Mechanical Completion of the Facility; (b) adds value to the Facility without delaying Mechanical Completion of the Facility, but increases the Cost of the Work; or (c) does not add value to the Facility or adds value to the Facility, but will delay Mechanical Completion of the Facility or compromise performance of the Facility; or (d) (in the case of an Addendum only) decreases Cost of Work without delaying Mechanical Completion. All Addenda and Change Orders in category (a) or Addenda in category (d) shall be approved; all Addenda and Change Orders in category (c) shall be rejected (unless mutually agreed otherwise, including the allocation of the cost, by all Parties); and all Addenda and Change Orders in category (b) shall be approved, if and only if the increased Cost of the Work is allocated as set forth below in this Article 8.

8.4 Addenda or Change Orders Requested by Owner. If Owner requests an Addendum or a Change Order to address solely Owner’s needs, including without limitation changes to address aesthetic or design requirements, and such Addendum or Change Order is approvable under Section 8.3 above and approved by Contractor, but increases the Cost of the Work, then Owner shall bear the entire incremental Cost of the Work (including costs of delays and rework) resulting from such Addendum or Change Order.

8.5 Addenda and Change Orders Required by Acts of Governmental Authorities. If any action of any Governmental Authority requires an Addendum or a Change Order that increases or decreases the Cost of the Work the Owner shall be responsible for any incremental Cost of the Work.

8.6 Addenda and Change Orders Requested by Contractor. If Contractor requests an Addendum or a Change Order that is approved by the Owner, then Owner and Contractor shall share equally any increase or decrease in the Cost of the Work resulting from such Addendum or Change Order.

8.7 Addenda and Change Orders Resulting from Errors or Omissions of Contractor. Owner shall not be responsible for any increased Cost of the Work resulting from Addenda and Change Orders that are necessary because of errors of Contractor and/or its Subcontractors in coordinating the design, scheduling or construction of the Facility.

8.8 [Intentionally Deleted]

8.9 Tracking of Cost Impact of Addenda and Change Orders. Contractor shall institute and maintain a ledger type system to track the impact of all increases and decreases to the Owner’ Allocated Shares of the Cost of the Work resulting from any Addenda or Change Orders approved by Contractor and Owner. Contractor shall monthly, and more frequently upon request, report to the Owner the cumulative impact of such Addenda and Change Orders upon their respective Allocated Shares of the Cost of the Work. If applicable, the Parties shall modify the Project Schedule and Payment Milestones to reflect the impact of Addenda and Change Orders.

ARTICLE 9 - PAYMENT FOR WORK

9.1 Payment Milestones; Payment Schedule.

9.1.1 Progress Report and Invoice.

9.1.1.1 Contractor shall submit to Owner based on the Payment Milestone Schedule (Schedule IV) (i) its invoice, and (ii) a progress report covering the previous calendar month (the “Payment Period”) containing at a minimum the following information (“Progress Report”): (1) A description of the Work performed during the Payment Period and all Payment Milestones achieved; (2) A description of the Work not yet performed, if any, necessary to meet the Project Schedule for such Payment Period; (3) A description of the Work and the related Payment Milestones anticipated to be performed or achieved during the next month; (4) A statement of the amount due Contractor for Work for which payment was withheld from an earlier payment; (5) A statement of all sums previously paid to Contractor; (6) Partial lien waivers from Contractor covering all the Work through the immediately preceding Payment Period; (7) An updated Project Schedule showing progress to date, any failures to meet the Project Schedule, the current schedule of activities and a forecast of activities remaining to be performed; (8) Information regarding unusual weather conditions or Force Majeure events encountered during the Payment Period that have affected the Work; (9) A discussion of any problems encountered during the period and the remedies effected or planned; (10) Bulk quantities installation curves showing planned versus completed quantities (e.g., concrete, piping, conduit and wire); (11) Any interim payment by Contractor to the Subcontractors that obligates Owner to pay interest to Contractor as part of the invoiced Milestone Payment, together with the amount of interest that is payable; (12) Any other information reasonably requested in writing by either Owner; (13) Value of Change Orders and Addendums added to the Payment Milestone Schedule; (14) Itemization and allocation of any Excluded EPC Costs; and (15) If requested by Owner: a) the dates of any Payment Milestones for Major Equipment Supplier contract payments coming due before the next monthly Payment Due Date; and b) Contractor’s good faith estimate of all payroll and other Subcontractor and Supplier payments (together with the estimated payment dates) that Owner will need to make, prior to the next monthly Payment Due Date to avoid or minimize interest charges. Notwithstanding anything contained in this Agreement to the contrary, Contractor hereby agrees and acknowledges that Owner has the right to pay directly to Subcontractors and Suppliers upon Contractor’s instructions and approval with respect to such payments.

9.1.1.2 In the event either Owner reasonably determines that Contractor has not met a Payment Milestone in accordance with the Payment Milestone Schedule during the applicable period, Owner may withhold an amount equal to the value of the Payment Milestone not completed until such Payment Milestone is completed. In the event of any such withholding, the dissatisfied Owner shall deliver to Contractor, not later than the Payment Due Date for the payment from which such withholding is being made, a written Notice specifying the basis for the withholding. Contractor shall be paid such withheld amount, without interest, on succeeding Payment Date(s) when and to the extent Contractor demonstrates and Owner reasonably agrees that the previously unjustified payment has become justified. If the disputing Owner and Contractor agree before the next Payment Due Date that any Payment Milestone payment was wrongly withheld, then the disputing Owner shall pay to Contractor on the next Payment Due Date interest at the Late Payment Rate on any monies that were wrongly withheld. In the event of any withholding dispute that is not resolved by the next Payment Due Date, Contractor shall have the right to have the PM/CM review the dispute and the disputing Owner’s reasons for withholding payment. If the PM/CM concludes the withholding is justified, then Contractor shall not be entitled to be paid the withheld amount unless and until it addresses any reasons for withholding that are confirmed by the PM/CM. If the PM/CM concludes that the withheld payment was wrongly withheld, then the withholding Owner shall immediately pay to Contractor, the wrongly withheld amount, together with interest at the Late Payment Rate on the withheld Payment Milestone payment(s), from the Payment Due Date until the wrongly withheld amount is paid in full.

9.1.1.3 In the event Contractor owes Owner any amounts under this Agreement and such amounts remain unpaid 30 Days after Notice thereof, Owner may offset such amounts from any payment hereunder.

9.1.1.4 Contractor shall not cease or reduce the rate of its performance under this Agreement on account of any withholding under this Section 9.1.

9.1.2 Payment. Other than amounts properly withheld pursuant to Sections 9.1 and 9.2, Owner shall pay the applicable payment for each Payment Milestone within 20 days after Contractor invoices the applicable Payment Milestone (the “Payment Due Date”).

9.2 Final Payment. Upon (a) Final Completion, (b) the provision by Contractor of lien waivers for all remaining liens on the Project to Owner and (c) acceptance of the Work by Owner in accordance with Section 10.6, Owner shall pay the “Final Payment”.

ARTICLE 10 - COMMENCEMENT AND PERFORMANCE OF WORK

10.1 Commencement; Schedule. Contractor shall commence performance of the Work at the earliest reasonable time (the “Construction Commencement Date”) but no later than 30 days following the last to occur of the following: (a) issuance of any Authorizations required for the Facility; (b) completion of the final foundation drawings for the Project; (c) availability of suitable weather conditions for the commencement of construction; and (d) Owner having in place all insurance policies required of them under this Agreement.

10.2 Mechanical Completion. “Mechanical Completion” shall occur when, except for minor items of the Work that would not affect the performance or operation of the Facility such as painting, landscaping and so forth (a) all materials and equipment for the Facility have been mechanically installed substantially in accordance with the Specifications; (b) all systems required to be installed by Contractor have been installed and tested (excluding Acceptance Testing); (c) all the equipment and systems can be operated in a safe and prudent manner and have been installed in a manner that does not void any Subcontractor equipment or system warranties.

10.3 Commercial Operation. “Commercial Operation” shall be deemed to have occurred as of the first point in time after (i) Mechanical Completion of the Facility has occurred, as determined by the Independent Engineer; (ii) completion of Acceptance Testing pursuant to Section 11.2, or alternatively satisfaction of Contractor’s Acceptance Test related obligations in Section 11.3 (including, if applicable, payment of liquidated damages pursuant to Section 11.3); and (iii) when the Facility is used and useful for the purpose of delivering electric energy to Owner (other than electric energy delivered during Facility Start Up and Acceptance Testing). If the Owner disputes that Commercial Operation has occurred, it shall provide written notice to that effect to Contractor, specifying the basis for disputing Commercial Operation and the Parties in dispute shall thereafter utilize the dispute resolution procedures in Article 12 to resolve the dispute. Failure of the Owner to provide such written notice within five (5) Business Days after receipt of notice of Commercial Operation shall constitute waiver of the Owner’s right to dispute that Commercial Operation has occurred.

10.4 Punch List. A list of the uncompleted items for the Project shall be established by Contractor prior to Commercial Operation (the “Punch List”). The Punch List may be amended from time to time, upon written Agreement of the Parties, prior to Final Completion. The Punch List shall include all deliverables through Final Completion. The “Punch List Holdback Amount” shall be in the amount of the aggregate of the value of the Punch List items agreed to by the Parties, or determined by the Independent Engineer, if the Parties cannot agree. The Punch List Holdback Amount shall be withheld from payments due upon Commercial Operation, and the agreed value of each Punch List item shall be paid to Contractor upon completion of the Punch List item and any remaining Punch List Holdback Amount shall be paid to Contractor upon completion of all Punch List items.

10.5 Final Completion. “Final Completion” occurs after Commercial Operation has occurred and any remaining Punch List items have been finished. Contractor will notify Owner when it considers that Final Completion has occurred. If the Owner disputes that Final Completion has occurred, it shall provide written notice to that effect to Contractor specifying the basis for disputing Final Completion and the Parties in dispute shall thereafter use the dispute resolution procedures in Article 12 to resolve the dispute. Failure of the Owner to provide such written notice within 10 Business Days after the initial notice from Contractor shall constitute waiver of the Owner’s rights to dispute that Final Completion has occurred.

ARTICLE 11 - ACCEPTANCE TESTING; CAPACITY GUARANTEE; COMPLETION GUARANTEE; WARRANTIES; LIMITATION OF LIABILITY

11.1 Acceptance Tests. Contractor will be responsible for coordinating the Acceptance Tests of the Facility as more particularly set forth in Section 11.2 and Schedule III of this Agreement (the “Acceptance Tests”). Such Acceptance Tests shall be conducted by LaBella (the “Testing Engineer”).

11.2 2 Acceptance Testing.

11.2.1 General. Within 60 days following Mechanical Completion, Contractor shall cause the Testing Engineer to conduct the initial Acceptance Test, subject to Section 11.2.3 below. The Acceptance Tests shall be conducted in accordance with Schedule III.

11.2.2 Procedure.

11.2.2.1 The procedures for conduct of the Acceptance Test are set forth in Schedule III. Either Party may propose changes to a test procedure at any time up to 60 days prior to commencement of the initial Acceptance Test, and each Party agrees to cooperate in good faith in evaluating such change. No change shall be effective, however, without written acceptance of Owner and Contractor.

11.2.2.2 Contractor shall give Owner and Engineer 30 days’ advance written notice of the time it expects the qualified independent testing company to conduct the initial Acceptance Test. Owner, Engineer and their representatives may observe any Acceptance Test conducted by the Testing Engineer in order to confirm the Testing Engineer’s compliance with the procedures set forth in Schedule III.

11.2.3 Acceptance Testing Period; Repeat Tests. Contractor, subject to the provisions of this Section 11.2.3 and Schedule III, may repeat an Acceptance Test as Contractor deems appropriate; provided, that all Acceptance Tests must be completed by 60 days after the Facility achieves Mechanical Completion (the “Acceptance Testing Period”), unless: (a) the Parties agree otherwise in writing; or (b) the Acceptance Testing Period is extended by Force Majeure, but not beyond the Delay Default Date. Contractor shall bear the costs of performing the repeat Acceptance Tests. Contractor shall give Owner and Engineer not less than the following advance notice of each Acceptance Test following the initial Acceptance Test: (i) if the Acceptance Test is a prompt retest which merely continues a previously commenced Acceptance Test or promptly follows a failed Acceptance Test, not less than 24 hours advance notice; and (ii) if the Acceptance Test is a new Acceptance Test that follows an interim period of more than 10 Business Days during which no Acceptance Testing has occurred, then not less than 3 Business Days advance notice, unless a shorter period is agreed to by the Parties.

11.2.4 Acceptance Test Results.

11.2.4.1 After the Testing Engineer completes an Acceptance Test, Contractor shall give written notice thereof to Owner and Engineer and shall provide Owner and Engineer with all gross and reduced data for such test in accordance with Schedule III.

11.2.4.2 If the Testing Engineer determines that the Acceptance Test was successfully completed, Contractor shall ensure that the Testing Engineer notifies Owner and Engineer thereof promptly following determination to that effect, including providing them a copy of the written test report.

11.2.5 Contractor to Promptly Commence and Complete Acceptance Testing. Contractor shall promptly commence and complete Acceptance Testing following Mechanical Completion.

11.3 Acceptance Test Capacity Guarantee. At the end of Acceptance Testing Period under Section 11.2.3, the Facility shall have demonstrated the capability to produce 7.0 MW-DC, subject to final as-build system size, based upon the Acceptance Testing results. Contractor hereby guarantees that the Facility shall perform at not less than 97% of the Promised Capacity by the end of the Acceptance Testing Period (the “Acceptance Test Capacity Guarantee”). Contractor and the Testing Engineer shall be entitled to conduct and verify satisfaction of the Acceptance Tests in stages and in such order as may be appropriate given the available testing conditions. In the event that the Facility fails to meet the Acceptance Test Capacity Guarantee, the following shall apply:

11.3.1 If either the actual tested performance is less than [REDACTED: Percentage] but greater than [REDACTED: Percentage] of the Promised Capacity (the “Minimum Required Capacity”), Contractor will make (or cause to be made) the modifications, improvements, redesign, repairs or reconstruction (“Remedial Measures”) necessary to cause the Facility to meet the Acceptance Test Capacity Guarantee as evidenced by repeat Acceptance Tests. Contractor’s obligations under this Section to undertake Remedial Measures shall be counted toward and subject to the Damages Cap set forth in Section 11.10.

11.3.2 If the actual tested capacity of the Facility is less than the Minimum Required Capacity, Contractor shall conduct Remedial Measures until the earlier in time to occur of the following: (a) the actual tested capacity of the Facility is at least equal to the Minimum Required Capacity; or (b) Contractor reaches the Damages Cap set forth in Section 11.9.

11.4 Compliance with Standards. In the event the Facility contains any design or construction defects (“Defects”) that cause it to fail to meet any design, construction or Mechanical Completion standard in the Specifications or the Agreement, then Contractor shall, at no expense to Owner (except in the case of omitted equipment and materials, as provided in this Article 11), make (or cause to be made) the Remedial Measures necessary to remedy the Defects. In the event the Remedial Measures include supplying equipment and materials that were necessary to the Facility, but omitted from its construction, Owner shall pay for the costs of such omitted equipment and materials as part of the Cost of the Work if such Remedial Measure is implemented to address Defects discovered before the Facility achieves Mechanical Completion. If the Remedial Measure is implemented to address Defects discovered after the Facility achieves Mechanical Completion, Owner shall not be obligated to pay any portion of the cost of the omitted equipment and materials.

11.5 Contractor’s Warranties. Contractor warrants to Owner as follows:

11.5.1 Contractor shall perform the Work, including its design and engineering services hereunder, and will procure all materials hereunder using its best skill and attention, in accordance with Good Industry Practice associated with engineering and procurement of facilities such as the Facility.

11.5.2 Contractor shall perform its construction services hereunder in a good and workmanlike manner and otherwise in accordance with Good Industry Practice associated with constructing facilities such as the Facility. The Facility will, at all times through the Commercial Operation Date, comply with all Laws. Contractor shall have no obligation for breach of warranty under this Section 11.5 to the extent any deficiencies are the result of Force Majeure, normal wear and tear, misuse or negligence by Owner or someone other than Contractor acting on Owner’s behalf.

11.5.3 All materials procured or furnished by Contractor hereunder shall be new (unless otherwise agreed by Owner in writing), of good quality and in accordance with the specifications set forth in this Agreement and the Schedules.

11.6 Repair and Replacement of Defective Work. If any breach arises under Contractor’s warranties in Section 11.5, Contractor shall, at its sole cost and expense and subject to the Damages Cap, promptly correct, replace or repair, at Owner’s selection, any defect in design, engineering, materials, workmanship or operability in the Facility discovered during the Warranty Period. Any such correction, replacement or repair prior to Mechanical Completion shall not be considered a Remedial Measure. Contractor’s correction, replacement, or repair shall be made with due regard to Owner’s operational requirements.

11.7 Subcontractor Warranties; Subcontractor Protections for Owner. Contractor shall use its good faith efforts, in its negotiations with all Subcontractors for the Facility, to see that such Subcontractors provide commercially reasonable remedies, including warranties, performance guarantees, and, where appropriate, liquidated damages. Contractor shall enforce all contractual remedies and enforce any other remedies against the Subcontractors, including, without limitation, those arising from Subcontractors’ negligent acts or omissions (collectively, the “Subcontractor Protections”). Contractor shall enforce, at its sole expense, all warranties contained within the Subcontractor Protections for the Subcontractor warranty periods provided for the specific equipment to which such warranties pertain. Upon request from any Party, Contractor shall, following the negotiation of all Subcontractor contracts, update Owner to reflect the final negotiated warranty periods. Contractor agrees to assign to Owner on and as of the Commercial Operation Date any warranties, performance guarantees and related liquidated damages provisions contained in any contracts between Contractor and Subcontractors to the extent such assignments are permitted under the terms thereof.

11.8 Contractor Enforcement of Subcontractor Protections. Contractor agrees to act on Owner’ behalf, at no additional cost to Owner, to enforce any Subcontractor Protections with respect to Work; provided, however, that Contractor may use its reasonable discretion on how best to approach the resolution of any particular problem, and provided further that such enforcement obligation shall only last for the duration of the Subcontractor Protection in question. In the event that litigation is necessary to enforce any Subcontractor Protection, Contractor shall pursue such litigation at its own expense.

11.9 9 Limitation of Liability

11.9.1 Notwithstanding any provision in this Agreement to the contrary, in no event shall the total liability of Contractor or Guarantor to Owner for liquidated damages and Remedial Measures under Section 11.3 and 11.11 exceed in the aggregate [REDACTED: Dollar amount] per Site, provided that this limitation shall not apply to direct damages following an Contractor Event of Default pursuant to Article 13, or indemnification obligations pursuant to Section 11.10, and this limitation in no way affects Contractor’s absolute obligation to bring the Facility to Mechanical Completion. The limitation of liability to Owner for liquidated damages and Remedial Measures as described in this Section 11.9 is sometimes referred to herein as the “Damages Cap”.

11.9.2 APART FROM THE GUARANTEES AND OTHER REMEDIES PROVIDED IN THIS AGREEMENT, CONTRACTOR HEREBY DISCLAIMS ANY OTHER WARRANTIES, OR PERFORMANCE GUARANTEES, INCLUDING WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

11.9.3 Owner shall not be liable for any lost profits or indirect, special, multiple, or punitive damages.

11.10 Indemnification. Owner shall assume and retain all liability, including claims, demands, losses, costs, damages and expenses of every kind and description, or damages to persons or property arising out of or in connection with or occurring during the course of this Agreement, where such liability is proximately caused by the acts or omissions of any of the officers, employees or agents of Owner while acting within the scope of their employment. Contractor shall indemnify Owner against any and all loss or damages that Owner may incur as a result of any claim of Persons other than Owner, Contractor, or their respective employees and agents, to the extent same (a) arise out a breach by Contractor of its obligations under this Agreement, or (b) are caused by the negligence or intentional or willful misconduct of Contractor, the Subcontractors or their agents or employees. Contractor shall indemnify and hold harmless Owner from all liabilities, damages, costs or expenses incurred by Owner by reason of any lien filed against the Facility by any Subcontractor of Contractor in connection with the performance of the Work. Any Party entitled to indemnification or other protection under this Section 11.10 shall keep the benefited party apprised of the status of all claims with respect to which it is entitled to such indemnification or protection and shall not settle any such claim without the consent of the benefited party, such consent not to be unreasonably withheld or unduly delayed.

ARTICLE 12 - DISPUTE RESOLUTION

12.1 In General. The Parties shall attempt to settle every dispute arising out of or in connection with this Agreement (“Dispute”), by following the dispute resolution process set forth below in this Article 12, to the extent permitted by Law.

12.1.1 Mutual Discussions. If any dispute or difference of any kind whatsoever (a “Dispute”) arises between the Parties in connection with, or arising out of, this Agreement, the Parties within 30 days shall attempt to settle such Dispute in the first instance by mutual discussions between Owner and Contractor.

12.1.2 Further Procedures. If the Dispute cannot be settled within 30 days by mutual discussions, then the Dispute shall be finally settled under the provisions of this Section 12.1.2 or Section 12.1.3. If the Parties fail to resolve any dispute through discussions within 10 Business Days, either Party shall have the right to provide written notice of the Dispute to the president or chief executive officer (“Senior Management”) of the other Party. Upon a timely referral, the Senior Management of the Parties shall consider the Dispute, review such relevant information as they may determine and issue their decision (which decision shall be confirmed in writing) within 5 Business Days after receiving the referral. If the Senior Management of the Parties cannot resolve the issue within the five Business Day period, then the Parties shall have the rights set forth below in Section 12.1.3.

12.1.3 Arbitration. Subject as hereinafter provided, any Dispute arising out of. or in connection with, this Agreement and not settled by Section 12.1.1 or Section 12.1.2 of this Agreement may (regardless of the nature of the Dispute) be submitted by either Party for arbitration to the offices of the American Arbitration Association (“AAA”) located closest to Owner’s principal offices at the time of such demand. The arbitration shall be governed exclusively by the United States Arbitration Act (9 U.S.C. § 1, et seq.), without reference to any state arbitration statutes. The arbitration proceedings shall be conducted in the city closest to Owner’s principal place of business (currently, Columbus, Ohio) and shall be conducted in accordance with the then-current commercial arbitration rules of the AAA, except as modified by this Agreement. The parties shall be entitled to limited discovery at the discretion of the arbitrator(s) who may, but are not required to, allow depositions. The Parties acknowledge that the arbitrators’ subpoena power is not subject to geographic limitations.

12.2 Continued Performance. During the conduct of dispute resolution procedures pursuant to this Article 12, (a) the Parties shall continue to perform their respective obligations under this Agreement, and (b) no Party shall exercise any other remedies hereunder arising by virtue of the matters in dispute.

ARTICLE 13 - DEFAULTS; REMEDIES; TERM; TERMINATION

13.1 Contractor Default. The occurrence of any of the events set forth below shall constitute a “Contractor Event of Default” under this Agreement:

13.1.1 Bankruptcy. Contractor becomes insolvent, or become the subject of any bankruptcy, insolvency or similar proceeding, which, in the case of any such proceeding that a third party brings against either of them, has not been terminated, stayed, or dismissed within 60 Business Days after it was commenced, unless the affected Party provides evidence to Owner of that Party’s ability to perform all of its obligations under this Agreement; or

13.1.2 Failure to Maintain Insurance. Contractor fails to maintain the insurance coverages required under Section 4.20 as set forth in Schedule II hereto; or

13.1.3 Failure to Perform. Contractor shall have defaulted in its performance under any other material provision of this Agreement and shall have failed to cure such default within 30 days following delivery to Contractor of a Notice from Owner to cure such default, or if a cure cannot be effected within such 30 day period, such period shall extend for a reasonable period of time, but not to exceed a total of 60 days, so long as Contractor is proceeding diligently to cure such default throughout such period; or

13.1.4 Representation False. Any material representation made by Contractor herein shall have been false or misleading in any material respect when made; or

13.1.5 Failure to Achieve Mechanical Completion. If Mechanical Completion is not achieved by the Delay Default Date; or

13.1.6 Failure to Obtain Authorization. The Project cannot proceed to completion as the ultimate result of a refusal of Governmental Authority to approve the Project or any other Authorization, which refusal is due solely to the negligence or willful misconduct of Contractor.

13.2 Owner’s Default Remedies Against Contractor. If a Contractor Event of Default shall have occurred and be continuing, Owner shall have the right to terminate this Agreement by notice to Contractor. In the event of such termination:

13.2.1 If requested by Owner, Contractor shall withdraw from the Site, shall assign to the Owner (without future recourse to Contractor) such of Contractor’s subcontracts as Owner may request, and shall remove such materials, equipment, tools and instruments used and any debris or waste materials generated by Contractor in the performance of the Work as Owner may direct, and Contractor shall promptly deliver to Owner all designs, drawings, and other documents related to the Project. In the event of such termination, Contractor shall deliver to Owner all materials and data for which title has passed to Owner. To the extent any specific item of the Work is partially complete at the time of termination, at the option of either Owner, Contractor shall complete such partially completed Work. In such event, Owner shall pay Contractor the amount that Owner would have otherwise paid to Contractor for such item of Work had such termination not occurred, less any damages payable hereunder.

13.2.2 Owner, without incurring any liability to Contractor, shall have the right to have the Facility brought to Final Completion. In such event, Contractor shall be liable to Owner for the reasonably incurred costs to Owner of achieving Mechanical Completion, including costs of accelerated or expedited construction activities actually performed in an attempt to achieve Mechanical Completion (by the Delay Default Date if not yet past, or otherwise as expeditiously as practicable), and/or to mitigate any delay by Contractor, and actual costs for administering any subcontract and for legal fees associated with the termination. With respect to the costs of performing any of the Work that follows after Mechanical Completion, Contractor’s liability shall be limited to the amounts set forth in Section 11.9. Such costs and fees for which Contractor is liable as set forth above (and for failure to perform as may be requested pursuant to Section 13.2.1 above) may be deducted by Owner out of monies due, or that may at any time thereafter become due, to Contractor. If such costs exceed the sum that would have otherwise been payable to Contractor under this Agreement, then Contractor shall be liable for, and shall promptly, but in any event not more than 30 days after Notice from Owner, pay to Owner the amount of such excess excluding Changes in the Work approved by Owner following such Contractor Event of Default.

13.2.3 Upon termination of the Work pursuant to this Article 13, Contractor shall promptly submit to Owner an accounting of Contractor’s actual costs for the Work performed prior to the date of termination. If Owner exercises its right to have the Work finished, such amounts may be withheld until the Work is completed and shall be used to offset any amounts due Owner pursuant to Section 13.2.2. Notwithstanding the foregoing such amounts may be withheld and applied to any liability hereunder.

13.2.4 Notwithstanding the availability and/or exercise of the foregoing remedies, Owner shall have all such other remedies available under applicable Law.

13.2.5 In exercising any of the foregoing remedies, the Owner shall use reasonable efforts to mitigate its damages.

13.3 Owner’s Event of Default. Each of the following shall constitute an “Owner’s Event of Default” with respect to such Owner:

13.3.1 Failure to Make a Payment to Contractor When Due. The failure of an Owner to make the full amount of the payment to Contractor required under this Agreement within 10 Business Days following notice of failure to pay; or

13.3.2 Bankruptcy. An Owner becomes insolvent, or become the subject of any bankruptcy, insolvency or similar proceeding, which, in the case of any such proceeding that a third party brings against either of them, has not been terminated, stayed, or dismissed within 60 Business Days after it was commenced, unless the affected Party provides evidence to Contractor of that Party’s ability to perform all of its obligations under this Agreement; or

13.3.3 Representation False. Any material representation made by an Owner herein shall have been false or misleading in any material respect when made; or

13.3.4 Failure to Perform. Owner’s failure to perform any of its respective non- payment obligations under this Agreement, and such failure is not cured within 30 days after receipt of written notice thereof, or if a cure cannot be effected within such 30 day period, such period shall extend for a reasonable period of time, but not to exceed a total of 60 days, so long as Owner is proceeding diligently to cure such default throughout such period; or

13.3.5 Failure to Maintain Insurance. If an Owner fails to obtain and maintain in effect through the Commercial Operation Date such insurance as it is required by this Agreement to obtain and maintain; or

13.3.6 Failure to Cooperate or Allow Access. If an Owner fails to cooperate with Contractor in any situation where such cooperation is necessary to enable Contractor to carry out obligations under this Agreement. Such failure to cooperate shall include, without limitation, the failure to assist in obtaining required Authorizations, the failure to afford Contractor the access to the Site, to the Lay Down Areas, to the Soil Disposal Area or to the Easement Areas necessary for Contractor and all persons retained by Contractor in connection with the Project to perform their Project-related duties. An Owner Event of Default shall not include any other default by Owner of any of their obligations under this Agreement.

13.4 Contractor Remedies for Owner Event of Default. Subject to the rights granted in Section 13.5 below, upon the occurrence of an Owner Event of Default, Contractor shall have the right to terminate this Agreement, to order all Subcontractors to stop Work and remove all their tools and equipment from the Site, and/or pursue all such remedies as may be allowed under this Agreement, at law or in equity. In addition, and without limiting the foregoing remedies, Owner shall pay to Contractor the amounts payable upon termination under Section 13.7 of this Agreement.

13.5 5 Force Majeure; Failure of Authorizations.

13.5.1 Effect. Any delays in or failure of performance by a Party, other than the obligations to pay monies hereunder, shall not constitute a default hereunder if and to the extent such delays or failures of performance are caused by Force Majeure events.

13.5.2 Notice of Occurrence and Effect.

13.5.2.1 Notice of Occurrence. Any Party claiming that a Force Majeure condition has arisen shall immediately notify the other Party of the same, shall act diligently to overcome, remove and/or mitigate the effects of the event of Force Majeure, shall notify the other Party on a continuing basis of its efforts to overcome, remove and/or mitigate the event of Force Majeure and shall notify the other Party immediately when said condition has ceased.

13.5.2.2 Notice of Impact. In addition to its obligations under Section 13.5.2.1, if Contractor claims there is a Force Majeure condition, Contractor shall (i) promptly notify Owner, in writing of the nature, cause and cost of such Force Majeure condition, (ii) state whether and to what extent the condition will delay the Delay Default Date, the Commercial Operation Date or Final Completion Date, (iii) state the date and time the Force Majeure condition commenced; and (iii) state whether Contractor recommends that Owner initiate a Change Order pursuant to Article 8.

13.5.3 Effect of Force Majeure. No failure or delay in performance under this Agreement shall be deemed to be a breach hereof to the extent such failure or delay is occasioned by or due to Force Majeure. With respect to delay in performance, a Force Majeure condition shall excuse such delay in performance on a day for day basis for a period of time equal to the duration of the Force Majeure condition or the period needed to remedy its effects, to the extent that such Force Majeure condition causes a delay in the Work.

13.5.4 Termination. In the event that (a) Contractor or Owner are denied any required Authorizations, or such Authorizations are obtained, but are withdrawn, or contain restrictions, qualifications, or conditions that would have a material adverse effect on the benefits or obligations of the Parties, and the Parties are unable to reform this Agreement or agree upon other mutually acceptable arrangements, or (b) if a Force Majeure event continues for more than 180 days after notice of the event of Force Majeure is given under Section 13.5.2, or (c) the Project cannot proceed to completion as the ultimate result of a refusal of a Governmental Authority to approve the Project or to provide any other Authorization, which refusal or failure is not due solely to the negligence or willful misconduct of the terminating Party, then such Party may terminate this Agreement, in its sole discretion, within 60 days after the conditions in (a), (b) or (c), by giving at least 10 Business Days prior written notice to the other Parties.

13.6 Right to Termination . No Party shall have the right to terminate this Agreement for cause or otherwise except as described in Section 13.2, Section 13.4, Section 13.5, Section 14.2 and Section 16.21.

13.7 Effect of Termination Under Sections 13.4, 13.5, 14.2 & 16.21. In the event that this Agreement is terminated by either party pursuant to Sections 13.4 13.5, 14.2 or 16.21, Owner shall pay to Contractor an amount equal to the sum of (1) the Cost of the Work incurred by Contractor in connection with the Work and the Project as of the date of termination, plus (2) to the extent not already reflected in (1), any termination charges incurred by Contractor that are imposed by Subcontractors as a result of the Termination and any other costs reasonably incurred by Contractor solely as a result of the termination to the extent that this sum is not reimbursed pursuant to insurance policies maintained by Contractor pursuant to Schedule II (it being specifically understood that Owner shall be responsible for the payment of all deductible amounts under any said insurance policies to the extent provided in Schedule II). Upon such payment by Owner, Owner shall have exclusive Ownership of the Facility and the Work and Contractor shall have no further obligations with respect thereto.

13.8 Completion; Survival. Unless earlier terminated pursuant to the terms of this Article 13, this Agreement shall be deemed to be completed when both of the following have taken place: (a) the Final Completion Date has occurred, and (b) Owner has paid the Cost of the Work in full pursuant to Article 9. Notwithstanding the foregoing, Contractor’s obligations under Section 5.4.2 shall continue until the date that is 2 years after the Final Completion Date and Contractor’s obligations under Section 11.7 shall continue until the expiration of the applicable Subcontractor warranty periods pursuant to Section 11.8. Notwithstanding anything in this Agreement to the contrary, the provisions of Section 11.10 and Article 12 shall survive the completion or termination of this Agreement and nothing in this Agreement shall be deemed to limit the applicable statute of limitations period within which any Party may bring a claim for breach of this Agreement.

ARTICLE 14 - UTILITY REGULATOR MODIFICATIONS

14.1 Utility Regulator Modifications. The Parties have been informed and acknowledge that: (a) this Agreement will require the Parties to make substantial contractual commitments and incur significant costs based upon the terms of this Agreement, including the terms that recognize the possibility that the Utility Regulator may take action that results in the reallocation of costs within the Facility or the reallocation of risks between the Parties; and (b) this Agreement will be executed in advance of the Utility Regulator’s approval of the Project and the contemplated sale of its electricity output. The Parties agree that in the event that the Utility Regulator takes action that results in the reallocation of any costs or any risks relating to the Facility in a manner that materially affects any of the costs or obligations under this Agreement, the costs and/or obligations shall be adjusted accordingly among the Parties to this Agreement to reflect the effect of the Utility Regulator’s action. To the extent that the Utility Regulator or any other Governmental Authority imposes any additional requirements or modifications that increase the overall cost of the Work, the Owner shall bear such cost increase.

14.2 Conditional Right to Terminate Upon Material Reallocation of Costs. In the event that the Utility Regulator reallocates costs within the Facility between the Parties in an amount that is greater than or equal to [REDACTED: Dollar Amount], then Owner shall thereupon have the right, exercisable upon not less than 3 Business Days advance written notice to Contractor to terminate this Agreement. Notwithstanding the foregoing, in the event that Contractor agrees to assume the excess of the amount of costs reallocated by the Utility Regulator over [REDACTED: Dollar Amount], there shall be no right to terminate this Agreement.

14.3 Parties to Defend Cost Allocation. In the event that the Utility Regulator challenges this Agreement or any related agreement, the Parties agree to use their good faith efforts to defend it in proceedings before the Utility Regulator.

ARTICLE 15 - GOVERNING LAW; INTERPRETATION

15.1 Governing Law. This Agreement shall be construed in accordance with the laws of New York.

15.2 Interpretation.

15.2.1 Schedules are Part of Agreement. This Agreement includes the attached Schedules I through VIII.

15.2.2 Entire Agreement. This Agreement, together with the Schedules attached hereto and the Collateral Agreements, constitutes the entire agreement and complete understanding between Contractor and Owner with respect to the subject matter described herein and therein and supersedes all other understandings and agreements between the Parties with respect to such subject matter.

15.2.3 Order of Interpretation. In the event of any inconsistencies between the terms and conditions of the body of this Agreement and the Schedules, the provision of the body of this Agreement shall prevail over the terms of any Schedule.

15.2.4 Captions. Captions or headings to Articles, Sections or paragraphs of this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction hereof.

15.2.5 Additional Principles of Construction. The Agreement shall be interpreted in a manner as to be consistent with the following principles:

15.2.5.1 Use of Good Industry Practice. It is the intent of the Agreement to require the application of Good Industry Practice to the Work where details of such Work are not included, are incomplete, are not specified, or are not clearly defined in the Specifications.

15.2.5.2 Integration of Project Documents. It is the intent of the Parties that the Specifications for the Facility, this Agreement, and the Schedules hereto (the “Project Documents”) are to be interpreted as an integrated whole. Where work or obligations are referenced in one of the Project Documents but not in another, Contractor shall coordinate the design and installation of the Work as if it were shown on both to the extent required to comply with the Acceptance Tests and Good Industry Practice.

15.3 Drafting Ambiguities. Each Party to the Agreement and its counsel have reviewed and revised the Agreement. The rule of construction that any ambiguities are to be resolved against the drafting parties shall not be employed in the interpretation of the Agreement, or any amendment thereto.

ARTICLE 16 - MISCELLANEOUS

16.1 Third Party Beneficiaries. Except with respect to the provisions of the Agreement pertaining to assignment, the Agreement is not intended to and shall not create rights of any character whatsoever in favor of any person other than the Parties to the Agreement.

16.2 Good Faith and Fair Dealing. Whenever the Agreement grants to any Party the right to take action, exercise discretion, or determine whether to approve a proposal of any other Party, the Party possessing the right shall act in good faith and shall deal fairly with each other. In the event of a Dispute, the Parties shall be obligated to make a reasonable and diligent effort to resolve the Dispute at the appropriate level before invoking the dispute resolution procedures in Article 12. Each of the Parties further expressly agrees that at all times it will exercise its good faith in the administration of this Agreement, and all actions of the Parties shall be designed to facilitate the successful completion of the Work by Contractor and to promote the effective and efficient administration of this Agreement, and to achieve the objective of providing efficient, reliable and economical long term energy production. The Parties further commit to act in a timely fashion, consistent with maintaining the Project Schedule to: (a) review all documents, (b) respond to all requests for information, (c) support all applications for Authorizations; (d) respond to requests for access to offsite support facilities and other assistance; and (e) resolve all differences and Disputes in a timely fashion.

16.3 Severability. Every part, term or provision of the Agreement is severable from others. Notwithstanding any possible future finding by duly constituted authority that a particular part, term or provision is invalid, void or unenforceable (but subject to the effect of the Parties’ agreements in Section 5.3 and Article 14), the Agreement has been made with the clear intention that the validity and enforceability of the remaining parts, terms and provisions shall not be affected thereby.

16.4 Survival. All representations and warranties, and all agreements by the parties in this Agreement to indemnify each other shall survive the termination of this Agreement. The termination of this Agreement shall not limit or otherwise affect the respective rights and obligations of the Parties which accrued prior to the date of termination, and which continue to exist following the termination of this Agreement.

16.5 Technical or Trade Usage. When words that have a well-known technical or trade meaning are used to describe materials, equipment or services, such words will be interpreted in accordance with such meaning. Reference to such standard specifications, manuals, or codes of any technical society, organization or association, or to the code of any governmental authority, whether such references be specific or by implication, shall mean the latest standard specification, manual or code (whether or not specifically incorporated by reference in the contract documents). Performance shall conform to the standards in effect at the time of performance and may change the duties and responsibilities of Contractor or Owner, or any of their agents, consultants, or employees from those set forth in the Agreement.

16.6 Amendments and Waivers. This Agreement may be amended only by a written instrument signed by a duly authorized representative of each Party. The failure of any Party to insist on one or more occasions upon strict performance of the obligations owed it by the other parties shall not waive or release such party’s right to insist on strict performance of such obligation or any other obligation in the future.

16.7 Notices. Except as expressly provided otherwise in this Agreement, all notices given to any of the Parties pursuant to or in connection with this Agreement shall be in writing, shall be delivered by hand, by certified or registered mail, return receipt requested, by facsimile transmission with confirmation, or by Federal Express, Express Mail, or other nationally recognized overnight carrier, or transmitted by e-mail if receipt of such transmission by e-mail is specifically acknowledged by the recipient (automatic responses not being sufficient for acknowledgment). Notices are effective when received. Notice addresses are as follows:

If to Contractor:

Abundant Solar Power (M1) LLC

700 West Metro Park

Rochester, NY 14623-2678

Attention: Richard Lu

If to Owner:

Solar Advocate Development, LLC

5000 Arlington Centre Blvd.,

Columbus, OH 43220

Attention: Shera Markley

16.8 Change of Address. Any Party may, by written notice to the other Parties given in accordance with the foregoing, change its address for notices.

16.9 Successors; Assignment. This Agreement shall be binding upon the parties and their respective successors and permitted assigns. No party shall make any sale, assignment, mortgage, pledge or other transfer of all or any portion of its rights or obligations under this Agreement, whether voluntarily or involuntarily, by operation of law or otherwise, without the prior written consent of the other Party; provided, however, that: (a) any Party may make a collateral assignment of its interest in this Agreement to a Financing Party; and (b) this Section 16.12 shall not require prior written consent for any voluntary transfer in connection with a change in Ownership, or the merger, restructuring or consolidation of Contractor, so long as the Agreement is transferred to an affiliate and the Parent Guarantee continues to guarantee performance of the Agreement, as so voluntarily transferred. Any successor to Contractor or Owner’ respective interests under this Agreement shall assume in writing all responsibilities of Contractor or Owner, as the case may be under this Agreement.

16.10 Counterparts. This Agreement may be signed in counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute the same instrument.

16.11 Further Assurances. Each Party agrees to execute and deliver any such instruments and to perform any such acts as may be necessary or reasonably requested by any other Party in order to give full effect to the terms of this Agreement.

16.12 Interest. Past due payments hereunder not contested in good faith shall bear interest from the due date until paid at the Late Payment Rate.

16.13 Relationship to Other Agreements.

16.13.1 The Parties recognize that this Agreement and other related agreements relating to the Facility entered into between Owner and Contractor and others (the “Collateral Agreements”) constitute an integrated and comprehensive set of agreements that are intended to facilitate the construction and operation of the Facility to provide efficient, reliable and economic long-term electricity production. To the extent permitted by Law, all of the Collateral Agreements shall be read together to achieve these objectives and the Parties agree to support all such documents, regardless of whether they are a party to a particular Collateral Agreement.

16.13.2 Notwithstanding Section 16.16, the Agreement and the Collateral Agreements are separate and independent undertakings by the Parties. Termination of one of these agreements shall not affect or impair the rights or obligation of the Parties under the Collateral Agreements, except as otherwise specifically provided herein and in the Collateral Agreements.

16.14 No Partnership; Third Party Beneficiaries. The Parties hereby expressly disclaim any intention to create a joint venture or partnership relation between the Parties. Except as expressly stated in this Agreement, there are no third-party beneficiaries to this Agreement.

16.15 Further Documents and Actions. Each Party shall promptly execute and deliver such further documents and assurances for and take such further actions reasonable requested by the other Parties as may be reasonably necessary to carry out the intent and purpose of this Agreement.

16.16 Time of the Essence; Cooperation to Control Costs. The Parties recognize that time is of the essence in designing and completing construction of the Facility. The Parties agree to use their good faith efforts to cooperate with each other and, where applicable, with Subcontractors to keep the Project on schedule, to control Project costs and to refrain from actions that drive up the Project costs or inject delay into the Project Schedule.

16.17 State Right to Approve; Failure to Promptly Respond Deemed Approval. In all instances in this Agreement where Owner has the right to provide feedback or approve of the actions of Contractor with respect to the construction process, including without limitation, the Owner’s feedback and approval rights under Article 4.2 (Subcontractors), Article 4.2.5 (QA/QC Director), and Article 4.2.6 (Safety Director), Owner shall use its best efforts to promptly respond, with due regard to the time sensitivity of the particular situation. Unless expressly provided otherwise in this Agreement, in the event the Owner fails to respond in any such situation within 5 Business Days of the delivery of the information or notice that triggers the Owner’s right to approve or provide feedback, the Parties agree that Owner shall be deemed to have approved the item in question or to have waived its right to provide feedback, as the case may be.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first set forth above.

CONTRACTOR:
Abundant Solar Power (M1) LLC

By:	“Richard Lu”
Name:	Richard Lu
Its:	Director

OWNER
Solar Advocate Development, LLC

By:	“Charley M. Shin”
Name:	Charley M. Shin
Its:	Director

Attached Schedules:

Schedule I – Definitions

Schedule II – Insurance

Schedule III – Acceptance Testing

Schedule IV – Payment Milestone Schedule

Schedule V – Site Plans

Schedule VI – Project Budget

Schedule VII – The Work

Schedule VIII – Governmental Authorizations to be Obtained

Schedule IX – Form of Parent Guarantee

Schedule I

Definitions

“Acceptance Tests/Acceptance Testing” shall mean the performance tests, to be performed on the Facility as more particularly set forth on Schedule III, including any adjustments thereto as provided in this Agreement or as otherwise agreed to by the Parties to address the conditions present at the time the Facility is available for testing.

“Acceptance Test Capacity Guarantee” shall have the meaning assigned to it in Section 11.3. “Acceptance Testing Period” shall have the meaning set forth in Section 11.2.3.

“Addendum” or “Addenda” shall have the meaning assigned to it in Section 8.1.

“Affiliate” shall mean (i) any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with a Party, and (ii) any Person that, directly or indirectly, is the beneficial owner of five percent (5%) or more of any class of equity securities of, or other Ownership interests in, a Party or of which the Party is directly or indirectly the owner of five percent (5%) or more of any class of equity securities or other Ownership interests.

“Agreement” shall have the meaning assigned to it in the first paragraph of this Agreement.

“Authorization” shall mean any license, permit, approval, filing, waiver, exemption, variance, clearance, entitlement, allowance, franchise, or other authorization, whether from any Governmental Authority, corporate or otherwise.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which either the state or national banks in the State of Ohio are not open for the conduct of normal banking business.

“Change Order” shall mean a document issued pursuant to Article 8, which describes changes in or to the Work.

“Commercial Operation” shall have the meaning given it in Section 10.3

“Commercial Operation Date” shall mean the date on which the Facility achieves Commercial Operation.

“Construction Commencement Date” shall have the meaning assigned to it in Section 10.1.

“Contractor” shall have the meaning assigned to it in the first paragraph of this Agreement.

“Contractor Event of Default” shall have the meaning assigned to it in Section 13.1.

“Cost of the Work” shall mean the anticipated actual costs of construction, subject to the EPC Price, as defined in Section 7.1, including the exceptions and additions permitted therein.

“Damages Cap” shall have the meaning set forth in Section 11.9.

“Defects”, individually a “Defect”, shall have the meaning assigned to it in Section 11.4.

“Delay Default Date” shall mean December 31st, 2023, as such date may be extended by any Force Majeure condition.

“Dispute” shall have the meaning assigned to it in Section 12.1.

“Easement Areas” shall have the meaning assigned to it in Section 4.10.

“Effective Date” shall mean the date that this Agreement has been signed by Contractor and Owner.

“EPC Price” shall have the meaning assigned to it in Section 7.2.

“Equipment Instruction Manual” shall mean the manual or manuals provided by Contractor to Owner pursuant to Section 3.1.6, including operation requirements, guidelines and manuals established by the manufacturers of the major equipment for the Facility.

“Excluded EPC Costs” shall have the meaning given the term in Section 7.2.

“Facility” shall mean the solar energy facility, as more particularly described in the Recitals to this Agreement.

“Facility Start Up” shall mean the activities following completion of construction of the Facility, but prior to Acceptance Testing, that are necessary to accomplish the initial start up of the equipment within the Facility that generates electricity, including, without limitation, filling equipment with oils and other fluids, and the provision of any equipment vendor services relating thereto.

“Final Completion” shall have the meaning assigned to it in Section 10.5. “Final Completion Date” shall mean the date Final Completion occurs. “Final Payment” shall have the meaning assigned to it in Section 9.2.

“Financing Party” shall mean any Person, other than Parties, providing debt or equity financing (including equity contributions or commitments) refinancing of any guarantees, insurance or credit support for or in connection with such a financing or refinancing, in connection with the development, construction, Ownership or leasing operation or maintenance of the Facility, or any part thereof including any trustee or agent acting on any such Person’s behalf.

“Force Majeure” shall mean in respect of any Party an event beyond the reasonable control of such Party which prevents or delays such Party from performing its obligations under this Agreement (except for the obligation to pay money) or which materially increases its costs of performing those obligations. Examples include, to the extent they otherwise meet the foregoing definition, the following: war, hostilities, civil disturbances, any kind of local or national emergency, riot, fire, flood, hurricane, storm, earthquake, concealed or subterranean conditions at the Site that could not be discovered by a reasonable inspection of the Site, power failure or power surge, epidemic, explosion, sabotage, act of God, acts or failures to act by Governmental Authorities (including failure to issue, delays in issuing beyond the period provided by law (or if no such period is provided, beyond the customary period), or revocation of Governmental Authorizations, except to the extent any such failure, delay or revocation is due to the negligence or willful misconduct of Contractor or its Affiliates), failure of the Subcontractors or Suppliers to perform or deliver on a timely basis, to the extent such failure is due to a force majeure condition affecting the Subcontractor or Supplier, strike, slowdown or other labor unrest (other than a localized strike against an individual employer), delay of carriers, failure of the usual modes of transportation, embargo, change in any applicable Law from that in effect on the date hereof, any condition at the Site that requires remediation under any applicable Law related to the environment, or expropriation or confiscation of facilities. The effect of Force Majeure upon the EPC Price and upon the Delay Default Date shall be limited as more particularly set forth in Sections 7.2 and 13.5.3. Force Majeure shall not include breach of contract by Subcontractors or Suppliers.

“Good Industry Practice” shall mean, at any particular time, (a) any of the practices, methods and acts engaged in or approved by a significant portion of the United States solar electric power generating industry prior to such time and by constructors, Owner, operators or maintainers of facilities similar in size and operational characteristics to the Facility, or (b) any of the practices, methods and acts which, in the exercise of reasonable judgment in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at the lowest reasonable costs consistent with applicable Law and the Authorizations, environmental considerations, good business practices, reliability, safety, expedition and the manufacturer’s maintenance requirements, provided that “Good Industry Practice” is not intended to be limited to the optimum practices, methods or acts to the exclusion of all others, but rather to be a spectrum of the acceptable practices methods or acts generally accepted in such industry having due regard for, among other things, the manufacturer’s maintenance requirements, the requirements of Governmental Authorities and any applicable agreements.

“Governmental Authority” shall mean the national government, and any regulatory department, body, political subdivision, commission, agency, instrumentality, ministry, court, judicial or administrative body, taxing authority, or other authority thereof (including any corporation or other entity owned or controlled by any of the foregoing) having jurisdiction over either Party, the Facility or the Site, whether acting under actual or assumed authority. Permits, orders or other approvals given by such bodies are “Governmental Authorizations”.

“Hazardous Substances” shall mean, collectively, any petroleum or petroleum product, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs), hazardous waste, hazardous material, hazardous substance, toxic substance, contaminant or pollutant, as defined or regulated under any federal, state or local law relating to the protection of the environment, including the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq., the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. § 9601 et seq., or any similar state statute.

“Independent Engineer” shall mean a qualified independent engineering firm mutually agreeable to Contractor and the State, to be selected by them not later than ten (10) days prior to the commencement of construction. The Parties shall employ the Independent Engineer, whose compensation shall be a part of the Cost of the Work, to verify that Mechanical Completion has occurred and to resolve any disputes among the Parties as to the items that should appear on the Punch List.

“Law” shall mean (i) any law, legislation, statute, act, rule, ordinance, decree, treaty, regulation, order, judgment, or other similar legal requirement, or (ii) any legally binding announcement, directive or published practice or interpretation thereof, enacted, issued or promulgated by any Governmental Authority.

“Lay Down Areas” shall have the meaning assigned to it in Section 4.10.

“Major Equipment Suppliers” shall have the meaning assigned to it in Section 4.2.3.

“Mechanical Completion” shall have the meaning set forth in Section 10.2.

“Minimum Required Capacity” shall have the meaning assigned to it in Section 11.3.1.

“O&M Agreement” shall mean that certain Operation and Maintenance Agreement of dated [date of separate O&M agreement, if Contractor is to perform as operator] between contractor and Owner.

“Operator” shall mean Contractor and its successor(s) as operator of the Facility under the separate O&M Agreement.

“Owner” shall mean Solar Advocate Development, LLC.

“Owner’s Event of Default” shall have the meaning assigned to it in Section 13.3.

“Parent Guarantee” shall have the meaning assigned to it in Section 4.21.

“Parties” shall mean Contractor and Owner when referred to collectively and “Party” shall mean any one of the Parties referred to singly.

“Payment Due Date” shall have the meaning assigned to it in Section 9.1.2. “Payment Milestones” shall mean those milestones set in Schedule IV. “Payment Milestone Schedule” shall mean Schedule IV.

“Payment Period” shall have the meaning assigned to it in Section 9.1.1.1.

“Person” shall mean any individual, firm, company, association, general partnership, limited partnership, limited liability company, trust, business trust, corporation, public body, or other legal entity.

“PM/CM” shall have the meaning assigned to it in Section 4.2.2.

“PM/CM’s Contract” shall have the meaning assigned to it in Section 4.2.2.

“Prime Subcontractor” shall have the meaning assigned to it in Section 4.2.4.

“Prime Subcontractor Contracts” shall have the meaning assigned to it in Section 4.2.4.

“Progress Report” shall have the meaning assigned to it in Section 9.1.1.1.

“Project” shall mean the development of the Facility at the Site by the Contractor and shall include the Work.

“Project Budget” shall have the meaning assigned to it in Section 7.3 and Schedule VI

“Project Documents” shall have the meaning assigned to it in Section 15.2.5.2.

“Project Schedule” shall mean the schedule of activities (including all amendments or supplements thereto following the Effective Date of this Agreement) during the Project that coordinates all aspects of the Project, including without limitation, permitting, engineering, procurement of equipment and materials, construction, Facility Start Up, Mechanical Completion, Acceptance Testing, completion of the Punch List and Project close out. The Project Schedule will include, without limitation, the Payment Milestone Schedule and sub-Project schedules for each of the major participants in the Project.

“Punch List” shall have the meaning assigned to it in Section 10.4.

“Punch List Holdback Amount” shall have the meaning assigned to it in Section 10.4.

“QA/QC Director” shall have the meaning assigned to it in Section 4.2.5. “QA/QC Contract” shall have the meaning assigned to it in Section 4.2.5. “Remedial Measures” shall have the meaning assigned to it in Section 11.3.1. “Safety Director” shall have the meaning assigned to it in Section 4.2.6. “Safety Contract” shall have the meaning assigned to it in Section 4.2.6. “Safety Plan” shall have the meaning assigned to it in Section 4.8.

“Security Plan” shall have the meaning assigned to it in Section 4.9.

“Site” shall mean the following address: 5701 Bowman Road, Town of Manlius, East Syracuse, Onondaga County, NY 13057

“Soil Disposal Area” shall have the meaning assigned to it in Section 4.10.

“Specifications” shall mean the Design Review Manual prepared by Engineer, which is incorporated into this Agreement by this reference, and any supplements or amendments thereto that may be agreed to by the Parties after execution of this Agreement. The Specifications shall further include any Change Orders and other changes to the Work authorized in accordance with Article 8 of this Agreement.

“Subcontractor” shall mean every Person (other than employees of Contractor) employed or engaged by Contractor or any Person (other than Owner) directly or indirectly in privity with Contractor (including every sub-subcontractor of whatever tier) to perform any portion of the Work, whether the furnishing of labor, materials, equipment, services or otherwise.

“Subcontractor Protections” shall have the meaning assigned to it in Section 11.7

“Suppliers” shall mean a manufacturer, fabricator, supplier, distributor, materialman or vendor having a direct contract with Contractor or with any Subcontractor to furnish materials or equipment to be incorporated in the Work by Contractor or any Subcontractor.

“Term” shall mean the duration of this Agreement, from the Effective Date until Final Completion.

“Testing Engineer” shall have the meaning set forth in Section 11.1.

“Traffic Control Plan” shall have the meaning set forth in Section 4.7.

“Uninsured Force Majeure” shall mean any event of Force Majeure, or portion thereof, not covered by the insurance required to be carried in connection with the Project.

“Utility Regulator” shall mean any Governmental Authority that has specific jurisdiction over the production, sale, or pricing of the provision of electric energy or related services.

“Warranty Period” shall mean, with respect to any component, the applicable length of any warranties provided by the related Subcontractor.

“Work” shall mean all design, engineering, procurement, construction, erection, installation, training, start-up and testing activities and services necessary to achieve a complete and operable Facility in accordance with the terms of this Agreement, to achieve Mechanical Completion, Commercial Operation, and Final Acceptance, and shall include all activities and services described in Schedule VII and in Section 3.1.

Schedule II

Insurance

Insurance During Construction: The Parties shall maintain insurance during construction as follows per each Site:

Owner

– General liability insurance

○ Minimum of $1,000,000 per occurrence / $2,000,000 limit

– Excess liability insurance (Umbrella)

○ Minimum of $5,000,000

– Personal Injury

○ Minimum of $2,000,000 per occurrence

– Property insurance

Contractor

– General liability insurance

○ Minimum of $1,000,000 per occurrence / $2,000,000 limit

– Builder’s risk insurance

○ Minimum of $3,000,000

– Worker’s compensation insurance

○ As required by law

Schedule III

Acceptance Testing

[REDACTED: Confidential and commercially sensitive information regarding term of Acceptance Testing and Capacity Testing]

Schedule IV

Payment Milestone Schedule

The EPC Price ($11,354,345) will be paid by Owner as follows:

[REDACTED: Confidential and commercially sensitive information regarding the detailed breakdown of costs and schedule]

Schedule V: Site Plans

Manlius Project

[REDACTED: Confidential and commercially sensitive map of site plan]

Schedule VI

Manlius Project Budget

Solar System Size (Watt, DC)	5,728,320
Contingent (Watt, DC)	123,120
Total (Watt, DC)	5,851,440

REDACTED: Confidential and commercially sensitive information regarding the detailed breakdown of costs]

Schedule VII

The Work

The Work shall include all design, engineering, procurement, permitting (to the extent provided in the EPC Contract), construction, erection, installation, training, start-up and testing activities and services necessary to achieve a complete and operable Facility with the following planned equipment and systems:

[REDACTED: Confidential and commercially sensitive list of equipment.]

Schedule VIII

Governmental Authorizations Obtained

[to be attached]

Schedule IX

Form of Parent Guarantee

CORPORATE GUARANTEE AGREEMENT

THIS AGREEMENT is made as of________June 19, 2023___, by Abundant Solar Power Inc., a Delaware corporation (“Guarantor”).

R E C I T A L S :

A. Abundant Solar Power (M1) LLC, a Delaware limited liability company (“Obligor”) and Solar Advocate Development, LLC, an Ohio limited liability company, are entering into an Engineering, Procurement and Construction Agreement dated June 19, 2023 (the “EPC Agreement”) for the development and construction of one 5.7 MW-DC solar energy facilities that will produce electric capacity and energy, to be located in New York (“Projects”).

B. Owner has required that the Guarantor guarantee the Obligations (defined below) as a condition to the Owner’s willingness to enter into the EPC Agreement. The Obligor is a wholly-owned subsidiary or affiliate of the Guarantor. The development and construction of the Projects and the transactions contemplated by the EPC Agreement will provide direct benefits to the Obligor and will therefore indirectly benefit the Guarantor.

C. The term “Obligations” means all of the obligations of the Obligor to Owner under the EPC Agreement of whatever nature, however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, secured or unsecured, and whether the Obligor is liable individually or jointly with others, but subject to the limitations set forth in the EPC Agreement.

C O V E N A N T S :

IN CONSIDERATION OF these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed that:

1. The Guarantor hereby (a) unconditionally guarantees the full and prompt payment and performance of the Obligations when due, whether by acceleration or otherwise, or (if earlier) at the time any Obligor becomes the subject of bankruptcy or other insolvency proceedings; (b) agrees to pay all costs, expenses and reasonable attorneys’ fees incurred by Owner in enforcing this Agreement and the Obligations and realizing on any collateral for either; provided however, that Guarantor shall not be required to pay such amounts incurred by Owner in any attempted enforcement by Owner of this Agreement in which Guarantor ultimately prevails; and (c) agrees to pay to Owner the amount of any payments made to Owner or another in connection with any of the Obligations which are recovered from Owner by a trustee, receiver, creditor or other party pursuant to applicable law.

2. This is a guarantee of payment and performance of the Obligations, and not of collection. Owner shall not be obligated to: (a) take any steps whatsoever to collect from, or to file any claim of any kind against, any Obligor, any other guarantor, or any other person or entity liable for payment or performance of any of the Obligations; or (b) take any steps whatsoever to protect, accept, obtain, enforce, take possession of, perfect its interest in, foreclose or realize on collateral or security, if any, for the payment or performance of any of the Obligations or any guarantee of any of the Obligations; or

(c) in any other respect exercise any diligence whatever in collecting or attempting to collect any of the Obligations by any means.

3. The Guarantor’s liability for payment and performance of the Obligations shall be absolute and unconditional; the Guarantor unconditionally and irrevocably waives each and every defense which, under principles of guarantee or suretyship law, would otherwise operate to impair or diminish such liability; and nothing whatever except actual full payment and performance of the Obligations (and all other debts, obligations and liabilities of the Guarantor under this Agreement) shall operate to discharge the Guarantor’s liability hereunder. Without limiting the generality of the foregoing, Owner shall have the exclusive right, which may be exercised from time to time without diminishing or impairing the liability of the Guarantor in any respect, and without notice of any kind to the Guarantor, to: (a) accept any collateral, security or guarantee for any Obligations or any other credit; (b) determine how, when and what application of payments, credits and collections, if any, shall be made on the Obligations and any other credit and accept partial payments; (c) determine what, if anything, shall at any time be done with respect to any collateral or security; subordinate, sell, transfer, surrender, release or otherwise dispose of all or any of such collateral or security; and purchase or otherwise acquire any such collateral or security at foreclosure or otherwise; and (d) with or without consideration grant, permit or enter into any waiver, amendment, extension, modification, refinancing, indulgence, compromise, settlement, subordination, discharge or release of: (i) any of the Obligations, the EPC Agreement, or any other agreement relating to any of the Obligations, (ii) any obligations of any guarantor or other person or entity liable for payment or performance of any of the Obligations, and any agreement relating to such obligations and (iii) any collateral or security or agreement relating to collateral or security for any of the foregoing. Notwithstanding anything in this Agreement to the contrary, Guarantor shall have the right to assert as defenses and shall have the benefit of all rights of set-off, claims, counter-claims, reduction or diminution as to any obligation of Owner to Obligors and any defenses to enforcement of this Agreement (except Bankruptcy and other insolvency-related defenses) that Obligors would be entitled to assert in defense to payment or performance of any of the Obligations.

4. The Guarantor hereby unconditionally waives (a) presentment, notice of dishonor, protest, demand for payment and all notices of any kind, including without limitation: notice of acceptance hereof; notice of the creation of any of the Obligations; notice of nonpayment, nonperformance or other default on any of the Obligations; and notice of any action taken to collect upon or enforce any of the Obligations; (b) any subrogation to the rights of Owner against any Obligor and any other claim against any Obligor which arises as a result of payments made by the Guarantor pursuant to this Agreement, until the Obligations have been paid or. performed in full and such payments are not subject to any right of recovery; and (c) any claim for contribution against any co-guarantor, until the Obligations have been paid or performed in full and such payments are not subject to any right of recovery.

5. The Guarantor represents and warrants that:

a. The execution, delivery and performance of this Agreement by the Guarantor are within the corporate powers of the Guarantor, have been duly authorized by all necessary corporate action and do not and will not (i) require any consent or approval of the stockholders (or other governing body) of the Guarantor which has not been obtained, (ii) violate any provision of the articles of incorporation or by-laws (or other governing rules of the enterprise) of the Guarantor or of any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Guarantor or any subsidiary of the Guarantor; (iii) require the consent or approval of, or filing or registration with, any governmental body, agency or authority, or (iv) result in a breach of or constitute a default under, or result in the imposition of any lien, charge or encumbrance upon any property of the Guarantor or any subsidiary of the Guarantor pursuant to, any indenture or other agreement or instrument under which the Guarantor or any subsidiary of the Guarantor is a party or by which it or any of its properties may be bound or affected.

b. This Agreement constitutes the legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy or similar laws affecting the enforceability of creditors’ rights generally.

6. This Agreement shall inure to the benefit of Owner and its successors and assigns, including every holder or owner of any of the Obligations, and shall be binding upon the Guarantor and the Guarantor’s successors and assigns. This is a continuing guarantee and shall continue in effect until all Obligations and all obligations of the Guarantor hereunder shall be paid or performed in full and such payments are not subject to any right of recovery.

7. This Agreement constitutes the entire agreement between Owner and the Guarantor with respect to the subject matter hereof, superseding all previous communications and negotiations, and no representation, understanding, promise or condition concerning the subject matter hereof shall be binding upon Owner unless expressed herein. This Agreement shall be governed by the laws of the State of Ohio without regard to conflicts of law principles.

8. The Guarantor hereby consents to the exclusive jurisdiction of a competent court in Franklin County, Ohio, and waives any objection based on lack of personal jurisdiction, improper venue or forum non conveniens, with regard to any actions, claims, disputes or proceedings relating to this Agreement, or any document delivered hereunder or in connection herewith, or any transaction arising from or connected to any of the foregoing. Nothing herein shall affect the State’s right to serve process in any manner permitted by law, or limit Owner’s right to bring proceedings against the Guarantor or its property or assets in the competent courts of any other jurisdiction or jurisdictions.

9. The Guarantor hereby waives any and all right to trial by jury in any action or proceeding relating to this Agreement, or any document delivered hereunder or in connection herewith, or any transaction arising from or connected to any of the foregoing. The Guarantor represents that this waiver is knowingly, willingly and voluntarily given.

Abundant Solar Power Inc.

BY:
Name:	Andrew van Doorn
TITLE:	President

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